                                                       -------------------------
                                                             OMB APPROVAL
                                                       -------------------------
                            UNITED STATES              OMB Number:  3235-0145
                 SECURITIES AND EXCHANGE COMMISSION    Expires: October 31, 1994
                        Washington, D.C.  20549        Estimated average burden
                                                       hours per form....14.90
                                                       -------------------------
                            SCHEDULE 13D/A


                  Under the Securities Exchange Act of 1934
                            (Amendment No. 2)*


                       American Storage Properties, L.P.
                       ---------------------------------
                               (Name of Issuer)

                       Interests in Limited Partnership
                       --------------------------------
                        (Title of Class of Securities)

                                    NONE
                                    ----
                                (CUSIP Number)

                David B.H. Martin, Jr., Hogan & Hartson L.L.P.,
                -----------------------------------------------
      555 Thirteenth Street, NW, Washington, DC 20004, 202/637-5600
     ---------------------------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                               June 1, 1996
                               ------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

- -----------------------------                  -------------------------------
CUSIP No.     NONE                               Page   2   of   7   Pages
         ------------------                          -------  -------
- -----------------------------                  -------------------------------
- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Public Storage, Inc.

- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) [_]
                                                                    (b) [_]


- --------------------------------------------------------------------------------
3    SEC USE ONLY

- --------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

        WC
- --------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(e)                                                 [_]

- --------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
            California

- --------------------------------------------------------------------------------
                            7    SOLE VOTING POWER

                                      14,608
         NUMBER OF         -----------------------------------------------------
          SHARES            8    SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                      - 0 -
           EACH            -----------------------------------------------------
         REPORTING          9    SOLE DISPOSITIVE POWER
          PERSON
           WITH                       14,608
                           -----------------------------------------------------
                            10   SHARED DISPOSITIVE POWER

                                       - 0 -
- --------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             14,608
- --------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]


- --------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           29.1%
- --------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

           CO
- --------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -----------------------------                  ---------------------------------
CUSIP No.      NONE                             Page   3   of   7   Pages
         ------------------                         -------  -------
- -----------------------------                  ---------------------------------

         The Statement on Schedule 13D dated April 25, 1996 (the "Schedule 13-D") relating to the Company's ownership of limited partnership interests (the "Interests"), as amended by Amendment No. 1 dated May 31, 1996 ("Amendment No. 1"), is further amended by this Amendment No. 2 as set forth below. Capitalized terms that are not defined herein have the meanings assigned to those terms in the Schedule 13D and the Amendment No. 1.


         Item 2.  Identity and Background

         This Statement is filed by Public Storage, Inc. (the "Company"), a California corporation with its principal office located at 701 Western Avenue, Suite 200, Glendale, California 91201-2397.

         The directors and executive officers of the Company, their employers, addresses and current positions are listed below. Unless otherwise indicated, each person's address is the same as the address of the Company's principal business set forth above.

Name of Director              Employer/Address/           Current Position/
or Executive Officer          Nature of Business          Dates of Employment
- --------------------          -------------------         -------------------
B. Wayne Hughes               Public Storage, Inc.        Chairman of the Board
(Executive Officer                                        and Chief Executive
and Director)                                             Officer
                              Real estate investment      11/91 - present


Harvey Lenkin                 Public Storage, Inc.        President
(Executive Officer                                        11/91 - present
and Director)                 Real estate investment


Ronald L. Havner, Jr.         Public Storage, Inc.        Senior Vice President
(Executive Officer)                                       from 11/13/95 Chief
                              Real estate investment      Financial Officer
                                                          11/91 - present


Hugh W. Horne                Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       from 11/13/95
                             Real estate investment       Vice President
                                                          1980-11/13/95
                                                          Secretary
                                                          1980-2/92

- -----------------------------                  ---------------------------------
CUSIP No.      NONE                             Page   4   of   7   Pages
         ------------------                         -------  -------
- -----------------------------                  ---------------------------------

Name of Director             Employer/Address/            Current Position/
or Executive Officer         Nature of Business           Dates of Employment
- --------------------         -------------------          -------------------
Marvin M. Lotz               Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       from 11/16/95
                             Real estate investment       Officer of predecessor
                                                          of the Company
                                                          9/83-11/95


Mary Jayne Howard            Public Storage, Inc.         Senior Vice President
(Executive Officer)                                       from 11/16/95
                             Real estate investment       Officer of predecessor
                                                          of the Company


David Goldberg               Public Storage, Inc.         Senior Vice President and
(Executive Officer)                                       General Counsel
                             Real estate investment       from 11/16/95
                                                          Counsel to the Company
                                                          6/91-11/95


Obren B. Gerich              Public Storage, Inc.         Vice President
(Executive Officer)                                       1980 - present
                             Real estate investment       Chief Financial
                                                          Officer
                                                          1980-10/91


John Reyes                   Public Storage, Inc.         Vice President
(Executive Officer)                                       from 11/13/95
                             Real estate investment       Controller
                                                          2/92 - present


Sarah Hass                   Public Storage, Inc.         Vice President
(Executive Officer)                                       from 11/13/95
                             Real estate investment       Secretary
                                                          2/92 - present


Robert J. Abernethy          American Standard            President
(Director)                    Development Company         1977 - present
                             Self Storage Management
                              Company
                             5221 West 102nd Street
                             Los Angeles, CA  90045

                             Develops and operates
                             mini-warehouses

- -----------------------------                  ---------------------------------
CUSIP No.      NONE                             Page   5   of   7   Pages
         ------------------                         -------  -------
- -----------------------------                  ---------------------------------

Name of Director             Employer/Address/            Current Position/
or Executive Officer         Nature of Business           Dates of Employment
- --------------------         -------------------          -------------------
Dann V. Angeloff             The Angeloff Company         President
(Director)                   727 West Seventh Street      1976 - present
                             Suite 331
                             Los Angeles, CA  90017


                             Corporate financial
                             advisory firm


William C. Baker             Santa Anita Realty           Chairman and Chief
(Director)                    Enterprises, Inc.           Executive Officer
                             301 West Huntington Drive    3/96 - present
                             Suite 405
                             Arcadia, CA  91007


                             Carolina Restaurant          Chairman and Chief
                              Enterprises, Inc.           Executive Officer
                             3 Lochmoor Lane              1/92 - present
                             Newport Beach, CA  92660


                             Franchisee of Red Robin
                             International, Inc.


                             Red Robin International,     President
                             Inc.                         4/93-5/95
                             28 Executive Park
                             Suite 200
                             Irvine, CA  92714


                             Operates and franchises
                             restaurants


Uri P. Harkham               The Jonathan Martin Fashion  President and Chief
(Director)                   Group                        Executive Officer
                             1157 South Crocker Street    1975 - present
                             Los Angeles, CA  90021


                             Designs, manufactures and
                             markets women's clothing


                             Harkham Properties           Chairman of the Board
                             1157 South Crocker Street    1978 - present
                             Los Angeles, CA  90021


                             Real estate

- -----------------------------                  ---------------------------------
CUSIP No.      NONE                             Page   6   of   7   Pages
         ------------------                         -------  -------
- -----------------------------                  ---------------------------------

         To the knowledge of the Company, all of the foregoing persons are citizens of the United States, except Uri P. Harkham, who is a citizen of Australia.

         During the past five years, to the best knowledge of the Company, no executive officer, director or person controlling the Company has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


         Item 3.   Source and Amount of Funds or Other Consideration

         The Company paid $479,336 to purchase 1,144 Interests effective June 1, 1996. The source of these funds was the Company's general corporate funds.


         Item 5.   Interests in the Securities of the Issuer

         (a) The Company beneficially owns 14,608 Interests in the Partnership which represents 29.1% of the outstanding Interests.

         (b) The Company has the sole power to vote 14,608 Interests. The Company has the sole power to dispose of 14,608 Interests.

         (c) On April 24, 1996, effective June 1, 1996, the Company purchased a total of 1,144 Interests from three Interest Holders for $419 per Interest. These Interest Holders approached the Company through an intermediary and offered to sell their Interests to the Company, and the Company agreed to purchase these initial cap Interests.

- -----------------------------                  ---------------------------------
CUSIP No.      NONE                             Page   7   of   7   Pages
         ------------------                         -------  -------
- -----------------------------                  ---------------------------------


                                   Signature



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D/A is true, complete and correct.



Dated:  September 5, 1996


                                    PUBLIC STORAGE, INC.



                                    By:   /s/ David Goldberg
                                         -------------------
                                         David Goldberg
                                         Senior Vice President and
                                         General Counsel